UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

The GAAP financial statements included in the press release attached hereto as Exhibit 99.1 are hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-205799, 333-205798, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136 and 333-193783.

Explanatory Note

On August 3, 2016, Attunity Ltd. (the “Company”), issued a correction to its original press release titled “Attunity Reports Second Quarter 2016 Results,” which was issued by the Company on August 3, 2016 (the "Original PR"). A copy of the corrected press release titled “CORRECTIION -  Attunity Reports Second Quarter 2016 Results” is furnished as Exhibit 99.1 herewith (the "Corrected PR").

The correction made in the Corrected PR was solely with respect to a typographical error in the third line of the table titled "Reconciliation of Supplemental Non-GAAP Financial Information" in the Original PR, where Non-GAAP revenues for the three months ended June 30, 2016 were inadvertently reported in the Original PR as $12,241 (U.S. dollars in thousands) rather than $14,241 (U.S. dollars in thousands), as was corrected in the Corrected PR.

CONTENTS

Exhibit

99.1	Press Release, August 3, 2016: CORRECTED: ATTUNITY REPORTS SECOND QUARTER 2016 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: August 3, 2016